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                          July 6, 2021

       John J. Allen
       Chief Executive Officer
       Proterra Inc
       1815 Rollins Road
       Burlingame, California 94010

                                                        Re: Proterra Inc
                                                            Registation
Statement on Form S-1
                                                            Filed June 29, 2021
                                                            File No. 333-257496

       Dear Mr. Allen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Thomas
Jones at 202-551-3602 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Dawn H. Belt